EXHIBIT 12.1

Calculation of Ratio of Earnings to Fixed Charges

	Nine
	months
	ended
	March
	31, 2010	2009	2008	2007	2006

Fixed charges
Interest expensed and capitalized	787	9,462	11,689	12,012	8,749
Amortized premiums, discounts and capitalized expenses related to indebtedness Estimate of the interest within rental expense	341	365	381	357	- 297
Preference security dividend requirements of consolidated subsidiaries	-	-	-	-	-

Fixed charges	1,128	9,827	12,070	12,369	9,046

Earnings
Add	57,280	140,747	138,178	113,646	104,548
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	56,152	130,920	126,108	101,277	95,502
Fixed charges	1,128	9,827	12,070	12,369	9,046
Amortization of capitalized interest	-	-	-	-	-
Distributed income of equity investees	-	-	-	-	-
Your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	-	-	-	-	-

Less					-
Interest capitalized					-
Preference security dividend requirements of consolidated subsidiaries					-
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges					-

Earnings	57,280	140,747	138,178	113,646	104,548

Ratio of earnings to fixed charges	50.78	14.32	11.45	9.19	11.56